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SEC FILE NUMBER
8-69913

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EC Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Kearny St., Suite 500
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlene F. Wilson	623-533-4407	cwilson@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum, LLP
(Name – if individual, state last, first, and middle name)

10 Melville Park Rd.	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



State of Virginia | County of Alexandria

OATH OR AFFIRMATION

I, Mitch Avnet, swear (or affirm) that, to the best of my knowledge and belief, the f... pertaining to the firm of EC Securities LLC, as of 17 March 2023 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AMEENHA HAFEESAH GUILLORY
ELECTRONIC NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
NOTARY ID: 7889093
COMISSION EXP: JUNE 30, 2024

Signature: ____________________

Title: CEO

Notary Public

Document Notarized using a Live Audio-Video Connection

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



EC SECURITIES LLC
Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2022

EC SECURITIES LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED December 31, 2022

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of EC Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EC Securities LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I: Computation of Net Capital Under Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III: Information Relating to the Possession or Control Requirements under Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Boston, Massachusetts
March 29, 2023

EC Securities LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	551,539
Prepaid expenses		19,220
Accounts receivable		21,875
FINRA CRD Deposit		1,926
TOTAL ASSETS	**$**	**594,560**

LIABILITIES & MEMBER'S EQUITY

Liabilities

Due to Parent	$	421,261
Accounts payable and accrued expenses		4,618
Total Liabilities		**425,879**
Total Member's Equity		168,681
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**594,560**

The accompanying notes are an integral part of these financial statements.

EC Securities LLC
Statement of Operations
Year Ended December 31, 2022

Revenues:

Placement fees	$	21,875
Brokered transfer fees		44,465
Referral fees		540,170
Total Revenues		606,510

Expenses:

Compensation and benefits	17,998
Occupancy expense	5,553
Professional fees	400,895
Regulatory	29,929
Platform licensing fee	235,000
Other expenses	41,314
Total Expenses	730,689

Net loss	$	(124,179)

The accompanying notes are an integral part of these financial statements.

EC Securities LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2022

Member's equity at January 1, 2022	$	292,860
Net loss		(124,179)
Member's equity at December 31, 2022	**$**	**168,681**

The accompanying notes are an integral part of these financial statements.

EC Securities LLC
Statement of Cash Flows
Year Ended December 31, 2022

Operating activities:

Net loss	$	(124,179)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in prepaid expense		(397)
Increase in accounts receivable		(21,875)
Increase in FINRA CRD deposit		(1,596)
Increase in due to Parent		129,383
Increase in accounts payable and accrued expenses		4,618
Net cash used in operating activities		(14,046)
Net decrease in cash		(14,046)
Cash, beginning of year		565,585
Cash, end of year	$	551,539

The accompanying notes are an integral part of these financial statements.

EC SECURITIES LLC
Notes to Financial Statements
Year Ended December 31, 2022

1. **Organization**

   EC Securities LLC (the "Company") is a California limited liability company, that engages solely in the private placement of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities, including private offerings of certain digital securities.

   On December 13, 2021, the Company became a wholly-owned subsidiary of AL Advisors Management Inc. ("ALAM" or "Parent").

2. **Significant Accounting Policies**

   Basis of Financial Statement Presentation

   The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Management Estimates

   In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. The actual results could differ from estimates made in preparation of the financial statements.

   Accounts Receivable and Allowance for Credit Losses

   The Company follows the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determine the allowance for credit losses.

Accounts Receivable consists of uncollected revenue from a single affiliate, SAX Capital LLC. The receivable was fully collected in March 2023. Management does not believe an allowance is required as of December 31, 2022.

Due to Parent

Due to Parent includes operating expenses owed to Parent (see Note 4). The carrying amount of Due to Parent approximates fair value because of the short-term nature and duration.

Revenue

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

Placement Fees

The Company earns revenue by identifying and introducing new potential investors to investments in Funds offered by SAX Capital LLC ("SAX"). The revenue for these placement services is generally recognized at the point in time that the performance obligation under the contract is complete. The Company's placement fee contracts typically contain one performance obligation that consists of the closing of a private offering of digital securities or private securities. The transaction price for placement fees is defined in the Company's agreement with SAX. Total placement fees revenue earned during the year ended December 31, 2022, of $21,875 was earned from the placement of private securities related to SAX, a wholly owned subsidiary of the Parent.

Referral Fees

The Company earns referral fees from a third party broker dealer for promoting and successfully introducing clients to the third party. The referral fees are earned as a percentage of the third party broker dealer's brokerage fee, which is based on a percentage of the total brokerage fees earned by the third party broker dealer for brokering of secondary market private security transactions. The performance obligation of the Company is met at the point in time a successful close of the private security transaction is made by the third party broker dealer.

Consideration received from customers prior to recognizing revenue is reflected as contract liabilities until the respective performance obligations have been met. There were no contract liabilities recorded as of December 31, 2022 related to advanced consideration received from customers for contracts.

Referral fees with a third party broker dealer accounted for 89% of total revenue. The Company terminated the referral agreement with the third party and transitioned to directly brokering transactions on the Parents platform (recognized as Brokered Transfer Fees) during 2022.

Brokered Transfer Fees

During 2022, the Company began to directly broker secondary market private security transfers. The Company represents either the Buyer, the Seller, or both parties in the purchase and sale of private securities. The Company earns a brokerage fee for services provided. The transaction price and the brokerage fee, is defined on a transaction by transaction basis within the Securities Purchase Agreement and is generally an agreed upon percentage of the private securities purchase price. The Company has a single performance obligation when acting as broker and that is completion of the purchase and sale through a final close of the security transaction.

The Company earned $44,464 of Brokered Transfer fees, of which $21,957 was from the Company brokering a private transaction of a related party, an executive officer of the Parent.

Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is regarded as a pass-through entity, where an income tax liability is recognized and paid by the Parent.

For all open tax years and all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2022. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may

examine the Company's tax returns and the Company believes it is no longer subject to income tax examinations for years prior to 2019.

3. **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration include cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash for the Company exceeding the FDIC insured limit is $301,539.

4. **Related-Party Transactions**

On December 13, 2021, the Purchase Date, the Company entered into an expense sharing arrangement with ALAM. Under this expense sharing arrangement, ALAM agreed to cover various operational costs and expenses and the Company has agreed to reimburse the Parent for all direct and indirect expenses paid or otherwise incurred by the Parent on the Company's behalf. For the year ended December 31, 2022, the total fees charged to the Company by the Parent were $48,851 and any amounts unpaid are included in the statement of financial condition as Due to Parent.

The Company entered into a Platform Licensing Fee Agreement ("Licensing Agreement") on May 1, 2021 (with a one year term renewable at the Company's option), with ALAM. The Licensing Agreement allows the Company access and administrative privileges to certain ALAM Platform tools to facilitate the identification of potential buyers and sellers of privately placed securities. As consideration for the Licensing Agreement, the Company paid ALAM a monthly fee of $30,000 through July 2022. The agreement was extended in May 2022 and then amended in August 2022. Consistent with the terms of the August 2022 amendment, the Company paid ALAM $5,000 per month from August 2022 thru December 2022. During the year ended December 31, 2022, total platform licensing fees expensed under the Licensing Agreement was $235,000.

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2022, the Company had a net capital of $125,660, which was $97,268 in excess of its

required net capital of $28,392. The Company's ratio of aggregate indebtedness to net capital was 3.39 to 1.

The Company operates in reliance upon Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ by SEC staff on April 4, 2014.

6. **Commitments and Contingencies**

As of December 31, 2022, the Company had no commitments or contingencies that required disclosure.

7. **Estimates and Indemnifications**

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred.

8. **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were issued. There are no material events that would require adjustments to, or disclosure in, the Company's financial statements.

Supplemental Schedules

EC Securities LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1
Year Ended December 31, 2022

Total Member's Equity	$ 168,681
Nonallowable assets	
Accounts receivable and prepaid expenses	(43,021)
Total nonallowable assets	(43,021)
NET CAPITAL	$ 125,660
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accrued liabilities	$ 425,879
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000	
or 6 2/3% of aggregate indebtedness)	$ 28,392
Capital in excess of minimum requirements	$ 97,268
Ratio of aggregate indebtedness to net capital	3.39

Note: There are no material reconciling items per this report and the most recent quarterly filing dated, March 15, 2023, by the Company of Part II of the Focus report with respect to the computation of the Net Capital under Rule 15c3-1.

EC Securities LLC
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3
Year Ended December 31, 2022

The reserve requirements under Rule 15c3-3 are not applicable, as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 on SEC Release 34-70073, adopting amendments to 17 C.F.R. §240.17a-5.

EC Securities LLC
Schedule III: Information Relating to the Possession or Control Under Rule 15c3-3
Year Ended December 31, 2022

Information relating to the Possession or Control under Rule 15c3-3 is not applicable, as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 on Sec Release 34-70073, adopting amendments to 17 C.F.R. §240.17a-5.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of EC Securities

We have reviewed management's statements, included in the accompanying EC Securities LLC Exemption Report, in which (1) EC Securities LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R §240.27a-5 and (2) the Company is filing this EC Securities LLC Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

EC Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EC Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Boston, Massachusetts
March 29, 2023

EC Securities LLC
Exemption Report
December 31, 2022

EC Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

EC Securities LLC

I , Mitch Avnet, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Title: CEO

March 29, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of EC Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of EC Securities LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes.. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
March 29, 2023